SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric. A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as amended from time to time, the “Statement”) originally filed by Ramtron International Corporation, a Delaware corporation (the “Company,” “Ramtron” or “we”), with the Securities and Exchange Commission (“SEC”) on July 5, 2012, as amended on July 16, 2012, relating to the unsolicited tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A., at a purchase price of $2.88 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012, July 3, 2012, July 20, 2012, August 6, 2012, August 20, 2012 and August 27, 2012 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(13)	Press Release issued by Ramtron International Corporation, dated August 28, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Ramtron International Corporation on August 28, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RAMTRON INTERNATIONAL CORPORATION

By:	/s/ Gery E. Richards
Name:	Gery E. Richards
Title:	Chief Financial Officer

Dated:	August 28, 2012